Fulbright & Jaworski L.L.P.
A Registered Limited Liability Partnership
Fulbright Tower
1301 McKinney, Suite 5100
Houston, Texas 77010-3095
www.fulbright.com
telephone: (713) 651-5151
January 11, 2008
BY EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Quanex Corporation Preliminary Proxy Statement on Schedule 14A Filed on: December 20, 2007 File No. 001-05725
Ladies and Gentlemen:
     By letter dated January 2, 2008, Quanex Corporation (the “Company”) received the Staff’s comments relating to the above listed filing of the Company (the “Comment Letter”). On behalf of the Company and in response to the Comment Letter, we submit the following responses. The following numbered paragraphs repeat the comments in the Comment Letter for your convenience, followed by the Company’s responses to those comments.
The Spin-Off, page 3
     1. We note from your filing that your stockholders’ approval is not needed in connection with the proposed spin-off of the Building Products Group to Quanex’s stockholders. However, since the spin-off is a condition to the completion of the merger, we direct your attention to Note A of Schedule 14A which requires you to provide your stockholders with information related to the spin-off and Quanex Building Products Corporation (and other related affiliates) in accordance with Items 11, 13 and 14 of Schedule 14A of Regulation 14A. Please amend your filing to include financial and other information related to the spin-off.
     Response: Quanex Building Products Corporation (“QBPC”) has, concurrently with the filing of this comment response letter, filed a Form 10 to register the shares of its common stock that the Company’s stockholders will receive in the spin-off. The Company intends to incorporate QBPC’s Form 10 by reference into the proxy statement to include the information required by Items 11, 13 and 14 of Schedule 14A of Regulation 14A with regard to financial and other information related to the spin-off.
     2. We further note that your preliminary proxy statement is missing a discussion in connection with any required filings related to the spin-off. We refer to Division of Corporation
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Securities and Exchange Commission
January 11, 2008

Finance Staff Legal Bulletin No. 4 dated September 16, 1997, which addresses the conditions pursuant to which the subsidiary will not register the spin-off under the Securities Act. One of the conditions requires that the parent provide adequate information about the spin-off and the subsidiary to its shareholders and to the trading markets. Since Building Products Corporation and Building Products LLC are non-reporting subsidiaries, the appropriate subsidiary must register the spun-off shares under the Exchange Act. Please explain how you intend to comply with the registration requirements identified in the staff bulletin. Please inform us if you are in the process of preparing a Form 10 filing.
     Response: As stated in the response to comment 1 above, QBPC has, concurrently with the filing of this comment response letter, filed a Form 10 to register the shares of its common stock that the Company’s stockholders will receive in the spin-off. The Form 10 is intended to comply with the registration requirements identified in Division of Corporation Finance Staff Legal Bulletin No. 4 dated September 16, 1997.
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     The Company acknowledges that:
     (a) the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
     (b) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
     (c) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If any member of the Staff has any questions concerning these matters or needs additional information or clarification, he or she should contact the undersigned at (713) 651-5128 or Michael W. Conlon of this firm at (713) 651-5427.

Very truly yours,
/s/ Martin F. Doublesin

Martin F. Doublesin